300 First Stamford Place Stamford, CT 06902 +1 203 276 8100 www.eagleships.com

BY EDGAR SUBMISSION

December 27, 2016

Ms. Melissa Raminpour

Branch Chief
Office of Transportation and Leisure

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:      Eagle Bulk Shipping Inc.

Form 10-K for the Fiscal Year Ended December 31, 2015

Filed March 31, 2016

File No. 001-33831

Dear Ms. Raminpour:

Set forth below are the responses of Eagle Bulk Shipping Inc. (the “Company,” “Eagle Bulk,” “we,” “us,” “our” or similar terms) to the comments set forth in a letter, dated December 22, 2016 (the “Letter”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to Eagle Bulk’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2015, File No. 001-33831, filed with the Commission on March 31, 2016 (the “2015 10-K”). Capitalized terms that are not otherwise defined herein have the meanings set forth in the 2015 10-K.

For your convenience, we have reproduced the Staff’s comments in bold and have supplied our responses immediately below each question. Page references in the responses are to the 2015 10-K.

Form 10-K for the Year Ended December 31, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Vessel Lives and Impairment, page 63

1.

We note your response to prior comment 1 and the proposed disclosure related to the sensitivity of your impairment testing had you used five or ten year historical average rates. However, we continue to believe that for the investor to understand any potential risk, the rates used in your analysis should be disclosed in context as to how much they could vary before an impairment would be recorded. In this regard, please revise to provide at risk disclosures in terms of failing your impairment test with current rate assumptions. If you are not at risk in terms of failing your test, please state this fact.

Response: The Company acknowledges the Staff’s comment and as requested we will revise our disclosure in future filings, beginning with the Form 10-K for the year ended December 31, 2016 that is expected to be filed in March 2017, as noted in your response.

Report of Independent Registered Public Accounting Firm, page F-4

2.

We note from your response to prior comment 4 that you propose to revise the audit report in your December 31, 2016 10-K. As originally requested, please amend the Form 10-K for the year ended December 31, 2015 to include the appropriate audit report so that all periods presented in your 10-K are covered by the audit.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company will file an amendment to the Form 10-K for the year ended December 31, 2015 to include the corrected audit report.

If you have any questions with respect to these responses or require additional information, please contact me at 203-276-8100.

Very truly yours,

/s/ Frank De Costanzo
Frank De Costanzo Chief Financial Officer

cc:           Heather Clark, Securities and Exchange Commission

Gary Vogel, Chief Executive Officer, Eagle Bulk Shipping Inc.

Daniel I. Fisher, Esq., Akin Gump Strauss Hauer & Feld LLP

Shar Ahmed, Esq., Akin Gump Strauss Hauer & Feld LLP

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